UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)*

Kingstone Companies, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

496719105
(CUSIP Number)

Barry Goldstein
15 Joys Lane
Kingston, New York 12401
(845) 802-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2014
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13D

CUSIP No. 496719105

1.	Name of Reporting Person Barry Goldstein
2.	Check the appropriate box if a member of a group* (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 1,033,500
	8.	Shared Voting Power 144,161
	9.	Sole Dispositive Power 1,033,500
	10.	Shared Dispositive Power 144,161
11.	Aggregate Amount Beneficially Owned by Reporting Person 1,177,661
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 15.7%
14.	Type of Reporting Person IN

ITEM 1.                      SECURITY AND ISSUER.

This statement amends and supplements the Schedule 13D dated May 24, 2002, as previously amended by Amendment No. 1, dated May 28, 2002, Amendment No. 2, dated February 5, 2003, Amendment No. 3, dated February 2, 2004, Amendment No. 4, dated December 20, 2004, Amendment No. 5, dated February 2, 2005, Amendment No. 6, dated October 18, 2007, Amendment No. 7, dated September 17, 2008, Amendment No. 8, dated August 17, 2009, and Amendment No. 9, dated March 24, 2010, relating to shares of Common Stock, par value $.01 per share (the “Common Stock”), of Kingstone Companies, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 15 Joys Lane, Kingston, New York 12401.

ITEM 2.                      IDENTITY AND BACKGROUND.

(a)           Name of Reporting Person:

Barry Goldstein

(b)           Residence or business address:

15 Joys Lane
Kingston, New York 12401

(c)           The Reporting Person is employed as the Chief Executive Officer, President and Chairman of the Board of the Company.

(d)           The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.                      PURPOSE OF TRANSACTION.

In connection with an amendment and extension to the Reporting Person’s employment agreement with the Company, the Company granted to the Reporting Person a five year option for the purchase of 200,000 shares of Common Stock of the Company at an exercise price of $6.73 per share, exercisable to the extent of 62,500 shares effective as of August 12, 2014, 2015 and 2016 and 12,500 shares effective as of August 12, 2017.  In addition, the Company granted to the Reporting Person, subject to shareholder approval of the Company’s 2014 Equity Participation Plan, a five year option to purchase 50,000 shares of common stock of the Company at an exercise price of $6.73 per share, exercisable as of August 12, 2017.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Person is the beneficial owner of 1,177,661 shares of Common Stock of the Company (or approximately 15.7% of the outstanding Common Stock of the Company).  Of such number, 212,500 shares of Common Stock are issuable upon the exercise of options that are exercisable currently, 34,000 shares of Common Stock are held by a retirement trust for the benefit of the Reporting Person and 144,161 shares of Common Stock are owned by the Reporting Person’s wife.  The inclusion of the shares owned by the Reporting Person’s wife shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

(b) The Reporting Person has sole voting and dispositive power over 1,033,500 shares and shared voting and dispositive control over 144,161 shares.

(c) During the past 60 days, except as reported in Item 4 hereof and as set forth below, the Reporting Person has not effected any transactions in the Common Stock of the Company.

Date	Number of Shares Purchased	Purchase Price	Type of Purchase

06/13/14	1,000	$6.43	Open Market
06/20/14	969	$6.56	Open Market
06/27/14	1,160	$6.65	Open Market

ITEM 6.                      CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

(1)	Stock Option Agreement, dated as of March 24, 2010, between the Reporting Person and the Company.1

(2)	Stock Option Agreement, dated as of August 12, 2014, between the Reporting Person and the Company.2

(3)	Stock Option Agreement, dated as of August 12, 2014, between the Reporting Person and the Company.2

1 Incorporated by reference to Current Report on Form 8-K filed by the Company for an event dated March 24, 2010.
2 Incorporated by reference to Current Report on Form 8-K filed by the Company for an event dated August 12, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: August 19, 2014	/s/ Barry Goldstein
Barry Goldstein